                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934


                                 POORE BROTHERS, INC.
       -----------------------------------------------------------------------
                                   (Name of Issuer)


                                     Common Stock
       -----------------------------------------------------------------------
                            (Title of Class of Securities)

                                      732813100
       -----------------------------------------------------------------------
                                    (CUSIP Number)

                                   David A. Fisher
                                  Fisher Thurber LLP
                          4225 Executive Square, Suite 1600
                                  La Jolla, CA 92037
                                    (858) 535-9400
       -----------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive
                              Notices and Communications)

                                   October 7, 1999
       -----------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
                                                                            / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 732813100

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

     PATE FOODS CORPORATION
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group (See Instructions)             (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)
     O
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               0
 by Each Reporting           --------------------------------------------------
 Person With:                 (8) Shared Voting
                                    Power               4,800,000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               4,800,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     4,800,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     38
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     CO
-------------------------------------------------------------------------------

CUSIP No. 732813100

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

     AMERICAN PACIFIC FINANCIAL CORPORATION
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group (See Instructions)             (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)
     O
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     CALIFORNIA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               0
 by Each Reporting           --------------------------------------------------
 Person With:                 (8) Shared Voting
                                    Power               0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     4,800,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     38
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     CO
-------------------------------------------------------------------------------

CUSIP No. 732813100

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

     CAPITAL FOODS LLC
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group (See Instructions)             (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)
     O
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               0
 by Each Reporting           --------------------------------------------------
 Person With:                 (8) Shared Voting
                                    Power               0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     4,800,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     38
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     OO
-------------------------------------------------------------------------------

CUSIP No. 732813100

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

     LARRY R. POLHILL
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group (See Instructions)             (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)
     O
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     CALIFORNIA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               0
 by Each Reporting           --------------------------------------------------
 Person With:                 (8) Shared Voting
                                    Power               2,400,000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               2,400,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     4,800,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     38
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------

CUSIP No. 732813100

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

     BRADLEY J. CRANDALL
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group (See Instructions)             (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)
     O
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     COLORADO
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               0
 by Each Reporting           --------------------------------------------------
 Person With:                 (8) Shared Voting
                                    Power               2,400,000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               2,400,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     4,800,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     38
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

     Common Stock

     Poore Brothers, Inc.
     3500 South La Cometa Drive
     Goodyear, Arizona 85338

ITEM 2.   IDENTITY AND BACKGROUND.

     Pate Foods Corporation:

          (a)  Pate Foods Corporation, a Delaware corporation

          (b)  1455 Gardner Street, South Beloit, Illinois 60180

          (c)  n/a

          (d)  Criminal convictions:    None

          (e)  Civil Orders:  None

     American Pacific Financial Corporation:

          (a)  American Pacific Financial Corporation, a California corporation

          (b) 225 West Hospitality Lane, Suite 201, San Bernardino, California 92408

          (c)  n/a

          (d)  Criminal Convictions:    None

          (e)  Civil Orders:  None

     Capital Foods, LLC:

          (a)  Capital Foods, LLC, a Delaware limited liability company

          (b)  7380 S. Eastern Street, Suite 150. Las Vegas, Nevada 89123

          (c)  n/a

          (d)  Criminal Convictions:    None

          (e)  Civil Orders:  None

     Larry R. Polhill:

          (a)  Larry R. Polhill

          (b) 225 West Hospitality Lane, Suite 201, San Bernardino, California 92408

          (c)  Executive, Business Financing
               American Pacific Financial Corporation
               225 West Hospitality Lane, Suite 201
               San Bernardino, California 92408

          (d)  Criminal Convictions:    None

          (e)  Civil Orders:  None

     Bradley J. Crandall:

          (a)  Bradley J. Crandall

          (b) 225 West Hospitality Lane, Suite 201, San Bernardino, California 92408

          (c)  Executive, Business Financing
               American Pacific Financial Corporation
               225 West Hospitality Lane, Suite 201
               San Bernardino, California 92408

          (d)  Criminal Convictions:    None

          (e)  Civil Orders:  None

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The consideration used in the acquisition of the securities consisted of all of the Membership Interests in Wabash Foods, LLC, a Delaware limited liability company, formerly owned by Pate Foods Corporation. Poore Brothers, Inc. valued the 4,400,000 shares of Common Stock to be issued at the close of the transaction at $5,225,000 for purposes of seeking the approval of its shareholders. Such amount was computed based upon a closing price for its stock of $1.1875 per share on August 27, 1999. Pate Foods Corporation also received a Warrant to purchase 400,000 shares of Common Stock at $1.00 per share in connection with the transaction.

ITEM 4.   PURPOSE OF TRANSACTION.

     The transaction was entered into as a means by which Poore Brothers, Inc. could acquire the business and assets of Wabash Foods, LLC. The members of Wabash Foods, LLC and their affiliates entered the transaction as a means to provide knowledgeable and experienced senior management for the operation of Wabash Foods, LLC, to diversify its product line, and to increase the potential liquidity of the investment by virtue of the status of Poore Brothers, Inc. as a reporting company under the Securities Exchange Act of 1934.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)  Beneficial Interests.

          Pate Foods Corporation:                      4,400,000 shares, plus right to acquire 400,000 shares;
                                                       38% percentage interest.


          American Pacific Financial Corporation:      0 shares; 0% percentage interest.

          Capital Foods, LLC:                          0 shares; 0% percentage interest.

          Larry R. Polhill:                            2,200,000 shares, plus right to acquire 200,000 shares;
                                                       19% percentage interest.

          Bradley J. Crandall:                         2,200,000 shares, plus right to acquire 200,000 shares;
                                                       19% percentage interest.

     (b)  Voting and Dispositive Power.

          Pate Foods Corporation:                      sole voting; 0   shared voting; 4,400,000
                                                       sole disposition; 0   shared disposition; 4,400,000

          American Pacific Financial Corporation:      sole voting; 0   shared voting; 0
                                                       sole disposition; 0   shared disposition; 0

          Capital Foods, LLC:                          sole voting; 0   shared voting; 0
                                                       sole disposition; 0   shared disposition; 0

          Larry R. Polhill:                            sole voting; 0   shared voting; 2,200,000
                                                       sole disposition; 0   shared disposition; 2,200,000

          Bradley J. Crandall:                         sole voting; 0   shared voting; 2,200,000
                                                       sole disposition; 0   shared disposition; 2,200,000

     (c)  Transactions within sixty days.

     On October 7, 1999 Pate Foods Corporation transferred all of its Membership Interests in Wabash Foods, LLC to Poore Brothers, Inc. in exchange for 4,400,000 shares of the Common Stock of Poore Brothers, Inc., plus a Warrant to purchase an additional 400,000 shares of the Common Stock of Poore Brothers, Inc. for $1.00 per share. The acquisition transaction contemplated Pate Foods Corporation transferring all of the shares and the Warrant to American Pacific Financial Corporation immediately following closing of the acquisition. Immediately following this subsequent transaction, American Pacific Financial Corporation was to transfer all of the shares and the Warrant to Capital Foods, LLC. These subsequent transfers have not yet been consummated. The beneficial owners of Pate Foods Corporation, including the percentage of ownership of each such owner, are the same as the beneficial owners of the limited liability company interests of Capital Foods, LLC.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     All of the entities described in Item 2 above are affiliated with or controlled by Larry R. Polhill and Bradley J. Crandall.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     The following documents are attached as Exhibits hereto:

          1.   Joint Filing Agreement

SIGNATURES:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 1999.                Pate Foods Corporation



                                        By: /s/ LARRY R. POLHILL
                                            ----------------------------------
                                            Larry R. Polhill, President


Dated: October 21, 1999.                American Pacific Financial Corporation



                                        By: /s/ LARRY R. POLHILL
                                            ----------------------------------
                                            Larry R. Polhill, President


Dated: October 21, 1999.                Capital Foods, LLC



                                        By: /s/ LARRY R. POLHILL
                                            ----------------------------------
                                            Larry R. Polhill, Manager



Dated: October 21, 1999.                    /s/ LARRY R. POLHILL
                                            ----------------------------------
                                            Larry R. Polhill, Individually



Dated: October 21, 1999.                    /s/ BRADLEY J. CRANDALL
                                            ----------------------------------
                                            Bradley J. Crandall, Individually

                                      EXHIBIT 1

                                JOINT FILING AGREEMENT

          In accordance with Regulation 240.13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Poore Brothers, Inc., and further agree that this Joint Filing Agreement expressly authorizes Larry R. Polhill to file on each such party's behalf any and all amendments to such Statement. Each such party undertakes to notify Larry R. Polhill of any changes giving rise to an obligation to file an amendment to
Schedule 13D and it is understood that in connection with this Statement and all amendments thereto, each such party shall be responsible only for information supplied by such party.

          In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 21st day of October, 1999.

                                        Pate Foods Corporation
                                        a Delaware corporation

                                        By: /s/ Larry R. Polhill
                                            ---------------------------------
                                            Larry R. Polhill, President

                                        American Pacific Financial Corporation
                                        a California corporation

                                        By: /s/ Larry R. Polhill
                                            ---------------------------------
                                            Larry R. Polhill, President

                                        Capital Foods, LLC
                                        a Delaware limited liability company

                                        By: /s/ Larry R. Polhill
                                            ---------------------------------
                                            Larry R. Polhill, Manager

                                        By: /s/ Larry R. Polhill
                                            ---------------------------------
                                            Larry R. Polhill, Individually

                                        By: /s/ Bradley J. Crandall
                                            ---------------------------------
                                            Bradley J. Crandall, Individually